SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          SENTRY TECHNOLOGY CORPORATION
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   81731K 101
                                 --------------
                                 (CUSIP Number)

                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 370-1844
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 19, 1997
                       ------------------------------------
                      (Date of Event Which Requires Filing
                               of This Stateent)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 81731K 101
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Walter & Edwin Schloss Associates, L.P.
      Employer I.D. No. 13-6065556
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      WC,OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               581,700 shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             -0-
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        581,700 shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      581,700 shares
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      6.0%(1)
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

----------
(1) All percentages contained herein are based on 9,643,685 shares of Common Stock of Sentry Technology Corporation outstanding, as set forth in the Company's Prospectus, dated January 21, 1997, included as part of the Joint Proxy Statement/Prospectus of Knogo North America Inc. and Video Sentry Corporation, dated January 21, 1997.

CUSIP No. 81731K 101
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Schloss Management Company
      Employer I.D. No. 13-3522115
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      AF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             581,700 shares(1)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        581,700 shares(1)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      581,700 shares(1)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      6.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

----------
(1) Includes 581,700 shares owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), of which Schloss Management Company ("Management") is the general partner. By reason of its capacity as general partner of Associates, Management may be deemed to have shared dispositive power and shared voting power of such shares.

CUSIP No. 81731K 101
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Walter J. Schloss
      Soc. Sec. No. ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      AF, PF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               7,070 shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             581,700 shares(1)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        7,070 shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        590,432 shares(1,2)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      588,770 shares(1)
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    |X|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      6.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

----------
(1) Includes 581,700 shares owned by Walter & Edwin Schloss Associates, L.P., of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as a general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.
(2) Includes 8,732 shares held in accounts of three clients of Walter J. Schloss, with respect to which he may from time to time posses certain indicia of investment discretion but as to which he has no voting power and he disclaims beneficial ownership.

CUSIP No. 81731K 101
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edwin W. Schloss
      Soc. Sec. No. ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      AF, PF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,822 shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             581,700 shares(1)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,822 shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        581,700 shares(1)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      587,522 shares(1)
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      6.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

----------
(1) Includes 581,700 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as a general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

                             INTRODUCTORY STATEMENT

      On February 2, 1995, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D, which was amended by Amendment No. 1 on June 10, 1996 (the "Original Statement"), relating to shares of Common Stock, par value $.01 per share (the "Knogo Common Stock"), of Knogo North America Inc. ("Knogo"), beneficially owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), Walter J. Schloss and Edwin W. Schloss. Pursuant to the stock distribution transaction (the "Distribution") described in the Joint Proxy Statement/Prospectus, dated January 21, 1997 (the "Proxy Statement"), of Video Sentry Corporation and Knogo, all holders of shares of Knogo Common Stock immediately prior to the Distribution, received one share of Common Stock, par value $0.001 per share (the "Common Stock"), of Sentry Technology Corporation (the "Company") for each 1.2022 shares of Knogo Common Stock held by them.(1)

      This Statement is being filed to report the distribution of the Common Stock of the Company to Associates, Schloss Management Company ("Management"), Walter J. Schloss and Edwin W. Schloss (the "Filing Persons") pursuant to the Distribution. Additionally, this Statement reports the additional equity investment by the Filing Persons by the open market purchase of an additional 60,988 shares of Common Stock on the open market. Simultaneously herewith, Associates, Walter J. Schloss and Edwin W. Schloss are terminating the Original Statement.

Item 1. Security and Issuer
        -------------------

      This Statement relates to the Common Stock of the Company, which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Delaware with its principal executive offices located at 350 Wireless Boulevard, Hauppauge, New York 11788-3907.

Item 2. Identity and Background
        -----------------------

      (a) The persons filing this Statement on Schedule 13D (this "Statement") are: (i) Associates, a Delaware limited partnership; (ii) Management, a New York general partnership; (iii) Walter J. Schloss; and (iv) Edwin W. Schloss (collectively, the "Filing Persons"). The general partner of Associates is Management, of which Walter J. Schloss and Edwin W. Schloss are the general partners. Annexed as Exhibit A hereto, which appears on page 12 hereof and is incorporated herein by reference, is an agreement among Associates, Management, Walter J. Schloss and Edwin W. Schloss that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that Associates,

--------
(1) In addition to the one share of Common Stock, each holder received one share of Class A Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of the Company, which Preferred Stock is non-voting. Pursuant to Rule 13d-1(d), the Preferred Stock is not subject to the reporting requirements of Section 13(d) of the Securities Act of 1934, as amended (the "Act"), and is thus omitted from this filing.

Management, Walter J. Schloss and Edwin W. Schloss comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

      (b) The business address of each of Associates and Management is 52 Vanderbilt Avenue, New York, New York 10017. The business address of each of Walter J. Schloss and Edwin W. Schloss is c/o Associates, 52 Vanderbilt Avenue, New York, New York 10017.

      (c) Associates is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account. Management is a general partnership and is currently, and at all relevant times was, engaged primarily in managing Associates. The present principal occupation or employment of each of Walter J. Schloss and Edwin W. Schloss is as a general partner of Management, the general partner of Associates.

      (d) None of Associates, Management, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) None of Associates, Management, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

      (f) Associates is a Delaware limited partnership. Management is a New York general partnership. Walter J. Schloss and Edwin W. Schloss are each citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

      (a) Of the 581,700 shares of Common Stock owned by Associates (the "Partnership Shares"), (i) 520,712 shares of Common Stock (the "Distribution Shares") were distributed to Associates pursuant to the Distribution of the Common Stock of the Company, and (ii) 60,988 shares of Common Stock were purchased with its general funds on hand, which funds include capital contributions of partners and gains and losses on the sale of other securities. The Knogo Common Stock was originally received pursuant to the stock distribution transaction described in the Notice of Special Meeting of Shareholders and Proxy Statement, dated November 28, 1994, of Knogo Corporation, pursuant to which all holders of shares of Common Stock, par value $0.01 per share (the "Old Knogo Common Stock"), of Knogo Corporation received one share of Knogo Common Stock for each share of Old Knogo Common Stock (the "Old Knogo Distribution"). The funds originally used by Associates to purchase the shares of Old Knogo Common Stock with respect to which the Knogo Common Stock was distributed pursuant to the Old Knogo Distribution came from its general funds on hand, which funds included capital contributions of partners and gains and losses on the sale of other securities.

      (b) The 7,070 shares of Common Stock owned by Walter J. Schloss indi-vidually were distributed to Walter J. Schloss pursuant to the Distribution of the Common Stock of the Company. The shares of Knogo Common Stock with respect to which such shares of Common Stock were distributed were received pursuant to the Old Knogo Distribution. The Old Knogo Common Stock was originally purchased by Walter J. Schloss in open market transactions.

      (c) The 5,822 shares of Common Stock owned by Edwin W. Schloss indi-vidually were distributed to Edwin W. Schloss pursuant to the Distribution of the Common Stock of the Company. The shares of Knogo Common Stock with respect to which such shares of Common Stock were distributed were received pursuant to the Old Knogo Distribution. The Old Knogo Common Stock was originally purchased by Edwin W. Schloss in open market transactions.

Item 4. Purpose of Transaction.
        -----------------------

      Each of the Filing Persons has acquired the shares of Common Stock owned by it or him for investment purposes. None of the Filing Persons has any plan or proposal which relates to or would result in any of the actions enumerated in
Item 4 of Schedule 13D, except that the Filing Persons may, from time to time or at any time, dispose of all or some of the shares of Common Stock owned by them or acquire additional shares of Common Stock, depending upon the price and market conditions, and the Filing Person's evaluation of the Company, alternative investments and other factors.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

      (a) As of the date hereof, Associates beneficially owns directly 581,700 shares of Common Stock, which constitutes approximately 6.0%(2) of the outstanding shares of Common Stock of the Company. Management, solely by reason if its position as general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, may each be deemed to be the indirect beneficial owner of the 581,700 shares of Common Stock beneficially owned directly by Associates.

      As of the date hereof, Walter J. Schloss beneficially owns 588,770 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 6.1% of the outstanding shares of Common Stock.

      As of the date hereof, Edwin W. Schloss beneficially owns 587,522 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 6.1% of the outstanding shares of Common Stock.

--------
(2) Percentages contained herein are computed based on 9,643,685 shares of Common Stock outstanding, as reported in the Proxy Statement.

      In addition, Walter J. Schloss provides investment advice in the ordinary course of business to three clients. Walter J. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of his clients, but as to which Walter J. Schloss has no voting power. As of the date hereof, clients of Walter
J. Schloss own 8,732 shares of Common Stock of the Company. The filing of this Statement should not be deemed an admission that Walter J. Schloss is the beneficial owner of the shares of Common Stock held in said client accounts.

      (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Management, solely by reason of its position as general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, may be deemed to have shared power to vote and dispose of the Partnership Shares.

      Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

      Walter J. Schloss may have, at any time or from time to time, certain indicia of investment discretion (but not the power to vote) with respect to the shares of Common Stock held in the accounts of his clients. Walter J. Schloss disclaims beneficial ownership as to all such shares held in client accounts.

      (c) In addition to the Common Stock received in the Distribution pursuant to the Proxy Statement, information with respect to all transactions in Common Stock effected by Associates, after February 13, 1997 (the date the Common Stock commenced trading on the American Stock Exchange) through the date hereof is set forth below:

    Date      Shares Purchased    Shares Sold   Per Share Price
    ----      ----------------    -----------   ---------------
  2/14/97          34,800              --            $3.7474
  2/18/97           7,000              --            $3.741
  2/19/97           2,000              --            $3.4375
  2/20/97           2,623              --            $3.1875
  2/21/97           2,865              --            $3.125
   3/3/97           4,500              --            $2.5638
   3/4/97           7,200              --            $2.4565

All such transactions were open market transactions.

      (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that each of Management, solely by reason of being the general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of being a general partner of Management, may be deemed to have such rights and powers.

      To the best knowledge of Walter J. Schloss, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

      Except as otherwise described herein, none of the Filing Persons has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

      A copy of the agreement among each of the Filing Persons on whose behalf this Statement is filed is annexed as Exhibit A hereto, which appears on page 12 and is incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     /s/ WALTER J. SCHLOSS
                                  ---------------------------------------
                                  Walter J. Schloss


                                     /s/ EDWIN W. SCHLOSS
                                  ---------------------------------------
                                  Edwin W. Schloss


                                  WALTER & EDWIN SCHLOSS ASSOCIATES,
                                     L.P.
                                  By Schloss Management Company, General Partner

                                  By:   /s/ WALTER J. SCHLOSS
                                     ------------------------------------
                                     Walter J. Schloss, General Partner

                                  By:   /s/ EDWIN W. SCHLOSS
                                     ------------------------------------
                                     Edwin W. Schloss, General Partner


                                  SCHLOSS MANAGEMENT COMPANY

                                  By:   /s/ WALTER J. SCHLOSS
                                     ------------------------------------
                                     Walter J. Schloss, General Partner

                                  By:   /s/ EDWIN W. SCHLOSS
                                     ------------------------------------
                                     Edwin W. Schloss, General Partner

                                    EXHIBIT A

                              W I T N E S S E T H:

      AGREEMENT, dated as of February 19, 1997, among Walter & Edwin Schloss Associates, L.P., a Delaware limited partnership ("Associates"), Schloss Management Company, a New York general partnership ("Management"), Walter J. Schloss and Edwin W. Schloss.

      WHEREAS, Associates, Management, Walter J. Schloss and Edwin W. Schloss may be deemed to have acquired, in the aggregate, beneficial ownership of more than five percent of the Common Stock of Sentry Technology Corporation (the "Common Stock"); and

      WHEREAS, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), a Statement on Schedule 13D must be filed by a person who acquires more than five percent of a class of registered equity securities; and

      WHEREAS, in accordance with Rule 13d-1(f) under the Act, only one such Statement need be filed whenever two or more persons are required to file such a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement is filed on behalf of each of them.

      NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

      Associates, Management, Walter J. Schloss and Edwin W. Schloss do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on
Schedule 13D relating to their ownership of Common Stock, and do hereby further agree that said Statement shall be filed on behalf of each of them.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                        /s/  WALTER J. SCHLOSS
                                      ------------------------------------
                                      Walter J. Schloss


                                        /s/  EDWIN W. SCHLOSS
                                      ------------------------------------
                                      Edwin W. Schloss


                                      WALTER & EDWIN SCHLOSS ASSOCIATES,
                                         L.P.
                                      By: Schloss Management Company, General
                                         Partner


                                      By:   /s/  WALTER J. SCHLOSS
                                         ---------------------------------
                                         Walter J. Schloss, General Partner

                                      By:   /s/  EDWIN W. SCHLOSS
                                         ---------------------------------
                                         Edwin W. Schloss, General Partner


                                      SCHLOSS MANAGEMENT COMPANY

                                      By:   /s/ WALTER J. SCHLOSS
                                         ---------------------------------
                                         Walter J. Schloss, General Partner


                                      By:   /s/ EDWIN W. SCHLOSS
                                         ---------------------------------
                                         Edwin W. Schloss, General Partner